March 31, 2020

Andreas Spiegler
Chairman and Chief Executive Officer
Industrial Technical Holdings Corporation
Huanxiu Street Office, Shuanglong Industrial Park
266201 Jimo
Qingdao, China

       Re: Industrial Technical Holdings Corporation
           Amendment No. 6 to Registration Statement on Form F-1
           Filed March 30, 2020
           File No. 333-233613

Dear Mr. Spiegler:

     We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2020 letter.

Amendment No. 6 to Registration Statement on Form F-1 filed March 30, 2020

Impact of COVID-19 Outbreak, page 79

1. Please expand your revisions in response to prior comment 2 to clarify why you are engaged in the measures discussed in the last sentence given that your other disclosures in this section indicate that the outbreak did not have a material impact on your results of operations or financial condition. Please also clarify for how long your factory and suppliers were shut down and the related impact on you.
 Andreas Spiegler
FirstNameTechnical Holdings Corporation
Industrial LastNameAndreas Spiegler
Comapany2020
March 31, NameIndustrial Technical Holdings Corporation
Page 2
March 31, 2020 Page 2
FirstName LastName
        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Russell Mancuso at
(202) 551-3617 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Andrew J. Befumo, Esq.